MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ending

June 30, 2008

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying Consolidated Financial Statements and Notes for quarter ended June 30, 2008 and with the audited Consolidated Financial Statements for the year ended December 31, 2007, all of which are available at the SEDAR website at www.sedar.com. This MD&A report is current as at July 28, 2008.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”) are engaged in the exploration and development of mineral properties located in Pima County, Arizona. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends entirely on equity and debt capital to finance its activities.

Recent Development

In November 2007 the Company entered into a definitive agreement for the sale of the common shares of DHI Minerals Ltd (“DHI Minerals“) whose wholly owned subsidiary DHI Minerals (US) Ltd. (“DHI Minerals US”) holds the ownership/option interests in the mining properties in White Pine County, Nevada. Regulatory approval was received in late February, the transaction with Ely Gold & Minerals Inc. (“Ely”) (formally known as Ivana Ventures Inc.) closed on February 29, 2008 completing the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Ranch property in Pima County, Arizona, subject to a 3% Net Smelter Royalty (“NSR”). The property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares) is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). The property contains three known potentially open-pit mine-able copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposits on patented mining claims.

The Option Agreement required the cash payment of US$20,800,000 payable over a three-year period. After making the initial payment of $8,439,226 (US$6,666,666) in June 2005, the Company completed the remaining payments, after a reduction for early payment provisions of approximately $470,000, of $16,114,985 (US$13,733,582) on March 31, 2006 and thereby acquired a 100% working interest in the property subject to the 3% NSR.

In August 2006, the Company commenced the feasibility study on Rosemont with M3 Engineering and Technology Corporation of Tucson, Arizona being awarded the contract after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP, Project Development and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

During 2006 and 2007 additional land surrounding the Rosemont Ranch property was acquired totalling approximately $550,000 and $3,780,000 respectively.

The Company delivered the 2007 Rosemont Deposit Mineral Resource Estimate during the first quarter of 2007. The updated resource estimate reports 5.7 billion pounds (“lbs”) of copper and 157 million lbs of molybdenum in measured and indicated resources, and 1.5 billion lbs of copper and 23 million lbs of molybdenum in inferred resources. The estimate also includes a new silver resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of silver in measured and indicated resources and 9.3 million oz of silver in inferred resources.

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont Copper project. By the end of 2007, a total of 15,000 acre feet of water delivered by the Central Arizona Project (“CAP”) has been stored in the Tucson Active Management Area (“TAMA”) basin. The Company intends to add a further 15,000 acre feet of water in 2008 and to June 30 has added 12,110 acre feet bringing the level stored for Rosemont Copper to a five-year operating supply.

On July 12, 2007 the Company formally filed the Mine Plan of Operations (“MPO”) with the United States Forest Service (“USFS”). The National Environmental Policy Act (“NEPA”) process was officially launched in February 2008 when both the USFS and the Bureau of Land Management (“BLM”) made determinations of completeness regarding Rosemont’s MPO. The MPO was deemed sufficient to initiate the process for preparing an Environmental Impact Statement (“EIS”) under federal law. The detailed plan for Augusta’s Rosemont Copper project includes progressive design, conservation and sustainability initiatives. Highlights of the plan include:

  Significant Economic Benefits – The Rosemont Copper project will produce more than 230 million pounds of copper per year, along with significant amounts of molybdenum and silver. Rosemont Copper alone will produce 10 percent of the entire U.S. copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

  Water Conservation – The Rosemont design avoids impacts to the Davidson Canyon and Cienega Creek watershed. CAP water is already being purchased and stored in advance. Rosemont will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. In addition, new water conservation and recycling techniques at Rosemont will save 50 to 60 percent of the total water used in traditional mining.

  Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum revegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

  Community Conservation – At the end of the estimated 20 years of production, Rosemont Copper will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Feasibility Study

On August 28, 2007, the Company announced the Board approved results of the Bankable Feasibility Study (“BFS”) as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves, respectively.

Highlights of the BFS include:

	Commodity Pricing
	Case 1	Case 2	Case 3
	($ millions)	($ millions)	($ millions)
NPV 0%	5,116.6	4,468.1	2,100.6
NPV 5%	2,544.4	2,182.9	996.8
NPV 10%	1,312.2	1,093.4	459.2
IRR	30.2%	27.4%	20.9%
Payback Years	2.9	3.2	3.0

*Note NPV is quoted after taxes and royalties.

Case 1 – 60/40 Weighted Average Pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. These values are $2.61 per pound (lb)Cu, $31.06/lb Mo, $11.37 per ounce (oz) Ag, and $600.20/oz gold (Au).

Case 2 – 36-Month Historical Pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $2.38/lb Cu, $30.47/lb Mo, $9.85/oz Ag, and $536.66/oz Au.

Case 3 – Long Term Metal Pricing: Long-term metal prices were established using the 24-month forward prices for the first operating year trending down to long term fixed prices of $1.50/lb Cu, $15.00/lb Mo, and $10.00/oz Ag and $600.00/oz Au over the next four years.

Annual revenue is determined by applying estimated metal prices to the annual payable metal estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The financial evaluation presents the determination of the net present value (“NPV”) after tax, payback period (time in years after production commences to recapture the initial capital investment), and the internal rate of return (“IRR”) for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production costs and sales revenue. The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit.

The total capital cost of new construction (includes all direct and indirect costs), for a 75,000 ton per day open pit mine and sulfide copper concentrator plant with a heap leach SX-EW plant for the treatment of oxide copper mineral reserve, is estimated to be $782.4 million, excluding $15.4 million for spare parts allocated to working capital. All capital costs are estimated to an accuracy of +/- 15%.

Qualified Person

The BFS and NI 43-101 Technical Report were prepared by an integrated engineering team led by M3 Engineering & Technology Corporation of Tucson, Arizona as the primary author of the Technical Report. The Technical Report was conducted under the overall review of Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation of Tucson, Arizona, an independent Qualified Person under the standards set forth under NI 43-101. Augusta also retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont mineral resources as a part of the NI 43-101 Technical Report. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Financing

The Company delivered on its corporate objective to secure funding raising, in June 2007, $37,519,394 through a non-brokered private placement (the “Placement”) for 10,719,827 common shares at a price of $3.50 per share, representing an approximate $0.90 per share premium over the then trading price per share. The Placement was 71% (7,600,000) subscribed by Sumitomo Corporation and Sumitomo Corporation of America (“Sumitomo”), and 29% (3,119,827) subscribed by two funds managed by US private investment firm Harbinger Capital Partners (“Harbinger”). The closing of the placement resulted in Sumitomo holding an 8.7% interest and Harbinger holding 19.9% (up from 18.6%) in Augusta.

On December 20, 2007 the Company announced that it had entered into a binding letter agreement and term sheet with Silver Wheaton Corp. (“Silver Wheaton”) to sell between 45% and 90% of the silver production from the Rosemont property. Subject to the finalization of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging from US$135 million to US$320 million equating to approximately 16% to 38% of total capital requirements for the project by sacrificing only 2% to 5% of the total project revenue.

On April 30, 2008 the Company announced that it had elected to sell 45% of the payable silver to be produced by the Rosemont Mine for a total upfront payment of US$ 165 million. The upfront payment will be made to fund construction of the mine as milestones are achieved. Under the terms of the agreement, Augusta maintains the right to increase the saleable amount of silver, which is exercisable for up to three years from the execution of the definitive agreement.

Both parties expect to complete the definitive agreement for this transaction by the end of August 2008. The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with Augusta’s 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient additional financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before August 31, 2008, as well as receipt of any required regulatory approvals and third-party consents.

Finalizing such a favourable agreement with a market leader in the silver industry, this innovative transaction serves to greatly minimize any further equity dilution for our shareholders in conjunction with subsequent financing of the Rosemont Copper project.

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont had entered into a loan agreement with Sumitomo. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the next twelve months to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% .. There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project.

To June 30, 2008 expenditures related to the Rosemont mineral property and for the purchase of land to be used in the implementation of Augusta’s water strategy, totalled $30,156,342 and deferred development expenditures totalled $32,922,415, of which $3,433,357 was incurred during the second quarter and $1,241,200 during the first quarter.

Permitting

The NEPA process was officially launched during in February 2008 when both the USFS and the BLM made determinations of completeness regarding Rosemont’s MPO. The MPO was deemed sufficient to initiate the process for preparing an EIS under federal law. The activities relating to pe . rmitting that have been recently completed are summarized below:

  Rosemont entered into a Memorandum of Understanding with the USFS on the nature and schedule of EIS work, and completed a collection agreement with USFS and BLM to reimburse agency costs for their oversight and participation in the NEPA review.

  SWCA Environmental Consultants, one of the region’s largest environmental consulting companies based in Arizona was selected by the USFS as a third-party contractor to assist in completing the EIS. An employee-owned firm, SWCA has 450 staff based in 22 offices across the United States providing cultural and natural resource planning for both the public and private sectors.

  The USFS conducted a total of six public scoping meetings and three public hearings to gather comments from the surrounding communities, and approved the drilling of hydrology and geotechnical data gathering boreholes to provide information for the EIS.
  In keeping with community commitments to maintain traditional land uses, Rosemont acquired the Singing Valley Ranch, off Highway 83 near Greaterville, Arizona, as the permanent Rosemont Ranch headquarters for livestock operations on the Rosemont Ranch. The 30,000-acre ranch provides a buffer zone around the Rosemont mining district and will continue as a predominant land use during and following mining operations.

  Rosemont acquired a 20-acre Sanrita East property as an additional water supply site, and agreed to acquire a 20-acre Sanrita South property as a potential recharge water management and/or as a well field site. Both properties are located over the large alluvial aquifer to the west of the proposed mine site.

  Rosemont received notification from the Arizona Department Water Resources (“ADWR”) that its 20-year permit for mine water supply was approved. ADWR also confirmed completion of importation and storage of 15,000 acre-feet of water within the TAMA during 2007. The Company continues on schedule to store an additional 15,000 acre-feet of water in 2008 and through the first half of 2008 a total of 12,110 acre-feet of additional water had been acquired and placed in the TAMA.

Rosemont executed a Letter of Intent to enter into a Well Protection Agreement with surrounding well owners near the Sanrita properties, located approximately 15 miles west of the Rosemont mine site, which will facilitate a detailed hydrology study of the area. When finalized, the Well Protection Agreement stipulates how Rosemont will protect local well owners in the event of potential drawdown of the water table surrounding the water supply wells.

Action expected in the second half of 2008 include filing applications for State Mineland Reclamation and Aquifer Protection Permits. Field studies, hydrology investigations, reclamation research, biological surveys, noise, traffic, socioeconomic studies, and cultural resource inventory work continues.

Personnel

2008 began with the appointment of Rod Pace as Vice President, Operations for the Company and its wholly owned subsidiary Rosemont Copper Company. Mr. Pace has more than 25 years experience in mine development and operations, working in a broad range of executive and management positions. Mr. Pace has successfully led the start up of six mining operations between 1999 and 2005, resulting in substantial revenue and margin increases in his role as Vice-President of North American Operations of Washington Group International.

The Company added a key member to its development team by appointing Kathy Arnold as Director of Environmental and Regulatory Affairs early in the first quarter. Ms. Arnold is a registered professional engineer in environmental engineering with nearly 20 years of experience in the mining industry, working previously as the Senior Environmental Engineer for Tetra Tech, Vector Arizona and ASARCO. She has Bachelor’s degrees in computer science, mathematics and mineral processing engineering, and a Master’s degree in project and engineering management from the Montana College of Mineral Science & Technology.

In addition, Rosemont hired Buck Andrews as Controller, and Scott Walston as Purchasing and Supply Manager. Mr. Andrews is a Certified Information Systems Auditor (CISA) with senior financial experience in the mining industry working as Chief Financial Officer for Queenstake Resources and PolyMet Mining. He started his career with Cyprus Mining and spent 12 years progressively moving up from a Senior Accountant to the Manager of Internal Audit. Mr. Walston is a Certified Purchasing Manager from the Institute of Supply Chain Management and is working on a Bachelor of Business from the University of Phoenix. He was formerly the Senior Procurement Specialist with CH2M Hill Energy Services, and prior to that worked as the Materials Controller for ASRC Energy Services, Peak Oilfield Service Company, and Coldweather Contractors.

In May 2008, the Company appointed Fermin Samorano as Mine Manager. Mr. Samorano has a Bachelor’s degree in mining engineering from the University of Arizona and is a seasoned operator with both domestic and international experience in large-scale open pit mining operations. He joins the Company from Corriente Resources where he served as the Project Manager for the Mirador Project in Ecuador. Mr. Samorano is a native of Tucson, where he started his career in supervisory roles at various Arizona copper mines before working as the Senior Mining Operations Manager for Washington Group International at different operations in Venezuela and Nevada.

Exploration Program

In October 2007, the Company embarked on an exploration program in the Narrangansett Zone near its Rosemont Cu-Mo-Ag orebody. The program combines airborne and ground-based geophysical surveys with a minimum of 15,000 feet (4,570 meters) of diamond drilling that will:

  target a potential 50-100 million ton conversion of waste to ore from the northern part of the existing Rosemont open-pit mineable reserve;
  search for a potential 10 million tons of deeper high-grade material mineable by underground methods; and
  identify any additional, buried higher grade targets that may exist on the larger Rosemont property.

Geological mapping and sampling taken around the Rosemont orebody has identified several very promising new exploration targets. The surface work, integrated with drill results from both historical drilling and the Company’s recent drilling, has significantly advanced the understanding of fault displacements on rock units, rock alteration and mineralization. These advances show that faulting has apparently displaced the yet-unexplored western extension of the Rosemont Cu-Mo-Ag deposit approximately 4,500 feet (1,400 meters) to the north.

Early in April 2008, the Company announced the initial drill results from Phase 1 of the exploration program. The assay results were from five holes drilled in an area of what was previously designated as waste in the current feasibility study pit design. The table below summarizes these results and also includes grades from a sixth hole drilled earlier for geotechnical information:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Interval (meters)	%Cu	%Mo	Opt Ag
1 (Vert)	0	615	615	187.4	0.42	0.008	NA
2 (Vert)	15	184	169	51.5	1.06	NA	NA
3 (Angle)	260	755	495	150.9	0.63	0.005	0.11
4 (Angle)	0	120	120	35.6	0.19	NA	NA
4 (Angle)	410	515	105	32.0	0.27	0.001	0.10
4 (Angle)	620	665	45	13.7	0.28	0.010	0.10
5 (Angle)	330	800	470	143.3	0.39	0.006	0.06
6 (Vert)	0	235	235	71.6	0.32	NA	NA

The Company was encouraged by these drill results, as they confirm the exploration target concept and promise to lead quickly to an expansion of the present in-pit reserves as well as to the discovery of additional resources beyond the pit. These holes complete the initial phase of the exploration program targeting a previously unrecognized faulted extension of the main Rosemont deposit. The in-pit portion of this target is located immediately west of the main Rosemont deposit. This new zone consists of the original western edge of the Rosemont deposit that has been faulted and displaced to the north and not previously drilled.

The Phase 1 exploration program has focused on verifying an updated geological model based on recent geophysical surveys and mapping. With the receipt of these positive results, Phase 2 of the program will now focus on infill drilling to accomplish the definition of an expanded mineral resource and mineral reserve update by Q4 2008. The objective of the program is to increase the existing reserve as well as convert in-pit waste to mineral reserve. The net effect should be to reduce the stripping ratio of the presently designed feasibility pit.

The same faulted extension is also the subject of an exploration drilling program located north of the present design pit to test the down-dip extension of mineralization mined historically in the Narrangansett area. Mineralization in this area is hosted in the Abrigo and Martin carbonate rock units proven to be highly favorable hosts of high-grade mineralization elsewhere in Arizona. The target beneath Narrangansett is deep, high-grade mineralization amenable to underground mining.

As at June 30, 2008, the Company’s capitalized costs on its mining assets were as follows:

	Mineral properties cost		Deferred development expenses
	June 30	December 31	June 30	December 31
Mineral properties and deferred development	2008	2007	2008	2007
Rosemont,Sanrita and Dawson properties	$30,156,342	$28,798,566	$32,922,415	$28,247,858

Mineral properties:	2008	2007
Balance, beginning of period	$28,798,566	$25,017,429
Acquisition costs (1)	1,357,776	3,781,137
Balance, June 30, 2008 and December 31, 2007	30,156,342	28,798,566

Deferred development:
Balance, beginning of period	28,247,858	15,471,679
Work program expenditures (2)	4,674,557	12,776,179
Balance, June 30, 2008 and December 31, 2007	32,922,415	28,247,858

Total Mineral Properties and Deferred Development	$63,078,757	$57,046,424

Properties for the location of water well fields and pump stations

(1) In January 2008 the Company purchased a 20 acre land parcel for US$1,204,835. In March 2008 the Company entered into a contract for the purchase of land, which is conditional upon certain events. The contract required the payment of a non-refundable deposit of US$100,000 and upon closing will require the payment of an additional US$489,000. Closing will occur 25 days after both: (1) title of the property being established to the Company's satisfaction and (2) legal physical access to the property, acceptable to the Company is granted. If either of the above 2 conditions are not met the Company can elect not to proceed with the purchase.

Work program expenditures

(2) Includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

The Company regularly reviews the carrying values of its mineral properties and deferred development expenditures with a view to assessing whether there has been any impairment in value. As at June 30, 2008 for the Rosemont property this review concluded that no impairment in carrying value was warranted.

Results of Operations

Comparison of the six months ending June 30, 2008 and 2007

	Six months ending June 30
	2008	2007	Change

Expenses
Exploration expense	$1,505,881	$-	(1,505,881)
Salaries,benefits and bonuses	1,436,361	837,958	(598,403)
Stock based compensation	978,210	986,451	8,241
Consulting and communication	543,377	48,701	(494,676)
Legal fees	400,021	67,323	(332,698)
Other expenses (net)	364,623	66,292	(298,331)
Travel	216,028	118,360	(97,668)
Accounting and audit	214,710	66,401	(148,309)
Filing and regulatory	148,557	90,182	(58,375)
Office and sundry	125,303	30,781	(94,522)
Recruitment fees	111,758	-	(111,758)
Director's Fees	87,609	13,180	(74,429)
Insurance	72,602	113,378	40,776
Rent	71,971	17,795	(54,176)
Investor relations	66,460	153,612	87,152
Amortization	30,979	9,338	(21,641)
Memberships and conferences	25,381	85	(25,296)
Fiscal and advisory services	11,435	13,375	1,940

Loss from operations	(6,411,266)	(2,633,212)	(3,778,054)
Interest and other income	437,365	132,191	305,174
Foreign exchange gain	113,919	355,510	(241,591)
Interest and finance charges	(103,659)	(85,145)	(18,514)

LOSS FROM CONTINUING OPERATIONS	(5,963,641)	(2,230,656)	(3,732,985)
Loss from discontinued operations, net of tax	-	(213,514)	213,514

NET LOSS AND COMPREHENSIVE LOSS	$(5,963,641)	$(2,444,170)	(3,519,471)

Loss from operations for the six months ending June 30, 2008 was $6,411,266, an increase of $3,778,054 from the same period in 2007. The net loss at June 30, 2008 was $5,963,641 an increase of $3,732,985 from the six months ending June 30, 2007. The increased loss reflects a higher level of corporate and project development activity that the Company has undertaken with the Rosemont property. Some of the expenditure categories have increased in 2008 as the 2007 comparative reflects the net accumulated expenditures for DHI Minerals as discontinued operations following the signing of an agreement to sell DHI Minerals to Ely.

In conjunction with the sale of DHI Minerals to Ely, all revenue/expenditures pertaining to the subsidiary have been reported as discontinued operations in 2007. Prior to 2008, DHI Minerals captured a portion of the expenditures associated with the Denver office and personnel. In 2008, Rosemont reports all these expenditures.

During the last half of 2007, the Company initiated an exploration program designed to identify an additional resource near the Rosemont deposit. During the six months ended June 30, 2008, the Company incurred $1,505,881 on exploration expense.

Salaries, benefits and bonuses have increased $462,742 primarily due to new appointments during the past six months as the Company begins to assemble the operating team for the Rosemont

Copper project. In addition to the new hires, classification of discontinued operations accounted for $135,661 of the increased expense in 2008.

Consulting and communication increased $494,676 during the period primarily from consulting expenses associated with the on-going SOX 404 process review, outsourcing tax planning and compliance, professional services obtained to review compensation levels specific to key groups within the organization and on strategic planning.

Legal expenditures increased $332,698 primarily due to the litigation expense associated with the Company defending the property ownership challenged by the ASARCO creditors.

Other expenses (net) reflect the cost of operating and maintaining working ranches acquired with the acquisition of the Rosemont property and subsequently. Operating costs have increased reflecting the ramping up of livestock for the new ranch property purchased late in 2007.

Travel costs were significantly higher during the period primarily due to the increased management activity at the Rosemont property and the ongoing efforts to increase awareness of the Company with the shareholder/investing community.

Accounting and audit increased by $148,309 due to the timing of services provided. The year end audit conducted during the first few months of the quarter increased from prior years due in part to additional audit and testing of internal controls over financial reporting as part of the SOX 404 process.

Filing and regulatory expenses were $58,375 higher than the comparable period due to the additional expenses associated with the listing on the Toronto and American Stock Exchanges based on the expanded equity base.

Increased operating expenses for telecommunications, automobile, donations and office expenses associated with the increase in the number of employees and corporate activity contributed to the increase of $52,359 in office and sundry expense over the comparable period. Reclassification of expenditures for discontinued operations accounted for $42,163 of the increase during the period.

The Company incurred $111,758 in recruitment fees as the operating team for the Rosemont Copper project is assembled. At the start of the year the Company hired the Vice-President, Operations and several other key operating personnel have been placed over the last six months.

Directors’ fees increased during the quarter due to additional committee involvement and timing of recognition of services.

Insurance coverage for Directors’ and Officers is being amortized through out the year compared to the comparable period in 2007 when the amount was expensed at the time of payment.

Rent increased primarily during the period due to the reclassification of $41,376 from the comparable period to discontinued operations. Additionally during the six months ended, rent increased $12,799 due to increased leased rates in both the Denver and Vancouver office over the comparable period in 2007.

A reduction of $87,152 in investor relations expenditures occurred during the period due to timing of investor programs. During the second quarter of 2007, the Company undertook several media coverage programs to actively market the Company to institutional and other shareholders and potential shareholders.

Amortization expense increased $21,641 reflecting the increased investment made in capital assets during the later part of 2007 and the first half of 2008.

Memberships and conferences increased by $25,381 during the period as key operating personnel attended and participated in industry conferences and pursued professional memberships.

During the period interest income increased $121,444 due to increased bank balances from equity funds raised in mid 2007 and the investment of these funds in short term investments. The additional increase in other income of $183,730 is due largely to the revised receipt and resulting fair value on the proceeds estimated on the sale of DHI Minerals to Ely partially offset by the write-off of a long-term receivable.

The Company entered into two loan agreements resulting in an increase in interest and finance charges of $94,743 over the comparable period. In 2007 the Company entered into an agreement for the purchase of land for a water-well field and pump station. The purchase agreement included the assumption of a promissory note bearing 8% interest. At June 30, 2008 the Company recorded $90,292 interest expense on the promissory note. During the second quarter in 2008 the Company entered into a loan agreement with Sumitomo, interest expense of $7,901 was recorded on funds drawn on the facility and an additional expense of $5,466 in bank charges and interest. The 2007 amount is comprised of $76,229 interest on the promissory note and $8,916 of bank charges and interest.

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ely respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations.

Comparison of the three months ending June 30, 2008 and 2007

	Three months ending June 30
	2008	2007	Change
Expenses
Exploration expense	$971,165	$-	(971,165)
Salaries,benefits and bonuses	566,668	459,094	(107,574)
Stock based compensation	494,191	539,381	45,190
Consulting and communication	416,634	10,720	(405,914)
Legal fees	372,441	(29,110)	(401,551)
Other expenses (net)	195,281	5,585	(189,696)
Travel	85,262	70,784	(14,478)
Accounting and audit	63,210	31,401	(31,809)
Filing and regulatory	35,161	17,679	(17,482)
Office and sundry	72,045	20,994	(51,051)
Recruitment fees	34,954	-	(34,954)
Director's Fees	64,428	2,133	(62,295)
Insurance	53,898	-	(53,898)
Rent	30,432	6,485	(23,947)
Investor relations	25,392	112,824	87,432
Amortization	15,664	4,753	(10,911)
Memberships and conferences	6,784	-	(6,784)
Fiscal and advisory services	9,914	9,363	(551)

Loss from operations	(3,513,524)	(1,262,086)	(2,251,438)
Interest and other income(expense)	(98,986)	64,185	(163,171)
Foreign exchange gain (loss)	(257,918)	300,340	(558,258)
Interest and finance charges	(50,415)	(57,094)	6,679

LOSS FROM CONTINUING OPERATIONS	(3,920,843)	(954,655)	(2,966,188)
Loss from discontinued operations, net of tax	-	37,390	(37,390)
NET LOSS AND COMPREHENSIVE LOSS	$(3,920,843)	$(917,265)	(3,003,578)

During the three months ended June 30, 2008, the Company incurred a net loss of $3,920,843 compared to a net loss of $917,265 in the second quarter of 2007. The changes in comparative results are due primarily the exploration program expenditures, consulting fees, legal services and litigation expense associated with defending the Rosemont property ownership challenged by the ASARCO creditors.

Increased corporate activity and personnel contributed to the overall increase in operating expenditures as the Company moves forward towards advancing the Rosemont Copper project.

The Company embarked on an exploration program in October 2007 with the objective to increase the existing resource to the north and west of the ultimate pit, during the quarter the Company spent $971,165 on the program.

New personnel appointments during the first half of 2008 as the operating team for the Rosemont Copper project is assembled contributed to the increase in salaries.

Stock based compensation expense decreased by $45,190 reflecting the options that have vested during the quarter. No options were granted during the second quarter of 2008.

Consulting and communications increased significantly during the second quarter by $405,914 as the Company employed professional services for the on-going SOX 404 process review, outsourcing tax planning and compliance, professional services obtained to review compensation levels specific to key groups within the organization and on strategic planning.

Legal expenditures increased $401,551 primarily due to the litigation expense associated with the Company defending the property ownership challenged by the ASARCO creditors and expenses associated with increased corporate activity. In the comparable period in 2007 a recovery resulted from previously expensed fees directly associated with the Rosemont Copper project being capitalized.

Other expenses (net) reflect the cost of operating and maintaining working ranches acquired with the acquisition of the Rosemont property and subsequently. Operating costs increased reflecting the cost of operating a new ranch property and acquiring associated livestock.

Increased operating expenses for telecommunications, automobile, donations and office expenses associated with the increase in the number of employees and corporate activity contributed to the increase of $25,988 in office and sundry expense over the comparable quarter. Reclassification of expenditures for discontinued operations accounted for $25,063 of the increase during the quarter.

Directors’ fees increased during the quarter due to additional committee involvement and timing of recognition of services. During 2007 the fees were recorded at the time of payment.

Insurance coverage is amortized over the period of coverage whereas in 2007 the premiums were expensed at the time of payment.

Rent increased primarily during the quarter due to the reclassification of $17,239 from the comparable period to discontinued operations.

A reduction of $87,432 in investor relations expenditures occurred during the second quarter due to timing of investor programs. During the second quarter of 2007, the Company undertook several media coverage programs to actively market the Company to institutional and other shareholders and potential shareholders.

Interest and other income (expense) consists of interest income earned on funds invested in short term investments and the revised receipt and resulting fair value on the proceeds estimated on the sale of DHI Minerals to Ely. During the second quarter the Company recognized interest and other income of $76,173 as compared to income of $64,185 recorded in the second quarter of 2007. The income recognized during the quarter has been offset by the fair value adjustment of $175,159 to the estimated proceeds received on the sale of DHI Minerals.

The foreign exchange loss of $257,918 is directly attributable to the exchange loss realized on the US dollar marketable investments maturing when the Canadian dollar had strengthened.

During the second quarter interest expense consists of $37,857 on the promissory note, $7,901 on the loan facility and $4,657 in bank charges and interest. During the comparable period in 2007, interest expense represents $52,454 on the promissory note and $4,640 in bank charges and interest.

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2008, 2007 and 2006 are as follows:

			Net loss per
			share basic
	Revenue	Net loss	& diluted
Jun 2008	Nil	$(3,920,843)	$(0.04)
Mar 2008	Nil	$(2,042,798)	$(0.02)
Dec 2007	Nil	$(3,134,030)	$(0.04)
Sep 2007	Nil	$(2,237,598)	$(0.03)
Jun 2007	Nil	$(917,265)	$(0.01)
Mar 2007	Nil	$(1,526,905)	$(0.02)
Dec 2006	Nil	$(1,242,765)	$(0.02)
Sep 2006	Nil	$(1,453,462)	$(0.02)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s valuation and non-financial performance.

On February 29, 2008 the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely closed. In accordance with the definitive agreement completed in November 2007, the consideration for the sale is US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price will be payable in installments over five years, with US$1,625,000 ($1,603,875) paid on closing and an additional US$1,000,000 payable each 12 months thereafter.

Combined payments of $10,261,867 (US$10.1 million) for the future delivery of a SAG and two ball mills needed for construction of the Rosemont Copper mine were made in January and June 2008. During the second quarter the first payment of $1,062,350 (€0.7 million) for the future supply of three gearless mill drives was made in May 2008. Also during the first two quarters of 2008, $1,076,330 was spent on water rights payments for water delivered into the local aquifer to be accessed at a later date during operations and $118,597 for new capital asset additions.

Funds of $1,360,682 were used to acquire land for water pumping purposes and $5,301,210 was incurred on deferred development expenditures. In addition to the land acquired during the quarter, the Company made the first of five annual payments of $556,931 (US$556,945) on the promissory note held in connection with the land acquired in February 2007.

Cash used in operations totaled $5,783,513. The Company’s cash position as at June 30, 2008 was $15,320,970 compared with $25,586,997 as of December 31, 2007, a decrease of $10,266,027 after accounting for the favourable exchange rate change of $239,537 on cash equivalents held in US dollars. The Company’s working capital as at June 30, 2008 was $15,518,352 compared with working capital of $28,903,147 as at December 31, 2007, a decrease of $13,384,795.

The Company has $14,883,359 due in long-term liabilities as of June 30, 2008 compared with $1,831,921 on December 31, 2007. The 2008 long-term liabilities consist of a promissory note, advances and a loan facility.

On June 17, 2008 the Company entered into a loan agreement with Sumitomo. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont over the next twelve months to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. At June 30, 2008 a total of $13,473,304 (US$13,227,277) has been drawn on the facility.

The promissory note, bearing interest at 8%, for the purchase of a 53 acre parcel of land south of Tucson for use as a water-well field, pump station, and a possible water recharge location is $1,400,855. At June 30, 2008 $527,163 of the note is current.

The current obligations of the Company through to the first quarter of 2009 are expected to be funded with existing cash. The Company is currently in discussions with a number of financial institutions and intermediaries regarding financing alternatives.

The following table lists as of June 30, 2008 information with respect to the Company’s known contractual obligations.

		Payments due by period
		Less than 1	1 -3	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Accounts payable and accrued liabilities (1)	$773,134	$773,134	$-	$-	$-
Notes, advances and loan facility (2)	15,453,690	570,331	14,883,359	-	-
Long-lead equipment (3)	126,918,561	17,523,453	109,395,108	-	-
Operating lease obligations (4)	92,518	92,518	-	-	-
Total	$143,237,903	$18,959,436	$124,278,467	$-	$-

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.

(2)

Represents amounts owed to various unrelated parties totaling $32,488. These amounts do not bear interest. US$1,912,329 promissory note for the purchase of a 53 acre parcel of land south of Tucson for a well field, pump station, and as a possible water recharge location. The promissory note bears interest at 8% and requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date commencing February 2008. Also $13,473,304 drawn on the loan facility with Sumitomo.

(3)

The Company has signed agreements and letter awards for long-lead equipment. Provisions in the agreements allow the Company under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event the Company does not make the necessary progress payments through to completion of the contract amounts paid to date are not refundable.

(4)

Represents Glendale office rent of US$6,900 per month, under a 36 month lease agreement expiring on June, 2009 and US$2,215 per month for lodging premises in Tucson, under a 12 month lease agreement expiring between July 31, 2008 and September 30, 2008.

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately US$29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG and two ball mills needed for the construction of the Rosemont Copper mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total US$10.1 million, 2009 US$11.6 million and 2010 US$7.2 million. To June 30, 2008 all of the 2008 required payments had been made.

On April 8, 2008 the Company announced the signing of a Letter Award with ABB Switzerland Ltd. for the supply of three gearless mill drives for €27.3 million. Payments required in 2008 total €2.7 million, 2009 - €19.1 million and 2010 - €5.5 million. To June 30, 2008 €0.7 million of the required 2008 payments had been made.

On April 17, 2008 the Company announced the signing of an engineering, procurement and construction management (“EPCM”) contract with M3 Engineering & Technology Corporation (“M3”). Total payments over the life of the contract are expected to total approximately US$56 million and will be incurred as services are rendered by M3. Based on the current feasibility study anticipated payments are US$6 million in 2008, US25 million in 2009, US$20 million in 2010 and US$5 million in 2011. To June 30, 2008 none of the anticipated 2008 payments have been made.

On June 6, 2008 the Company signed a Letter of Award for the purchase of a gyratory crusher. The gyratory crusher is being purchased from Sandvik Mining for total commitments of US$8.6 million with payments in 2008 totaling US$0.6 million, 2009 US$0.6 million, 2010 US$5.1 million and 2011 US$2.3 million. To June 30, 2008 none of the anticipated 2008 payments have been made.

On June 26, 2008 the Company signed a Letter of Award for three electric mining shovels. The shovels are being purchased from Bucyrus International Inc for total commitments of US$63.8 million with payments in 2008 totaling US$3 million, 2009 US$11.7 million and 2010 US$49.1 million. To June 30, 2008 none of the anticipated 2008 payments have been made.

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon receipt of the record of decision expected in late 2009.

Capital Resources

The Company’s primary capital assets are mineral properties, which are discussed in detail in the section, Overview of Performance.

The Company has no revenue from operations and does not expect to generate any revenue from operations until completion of construction and commencement of operations. We will require additional capital to fund our business plan.

During the current year the Company anticipates that it will require capital for the following:

  Engineering and geological expenditures to advance the Rosemont project -$16 million.
  The purchase of land to be used for water pumping purposes including the ability to deliver water into storage facilities south of the Pima Mine Recharge Project to be accessed at a later time during production, including the purchase of water - $3,400,000.
  Ongoing direct administrative support of Rosemont Copper project for the year - $3,300,000.
  Ongoing administrative expenses for the Company - $3,300,000.

  Amounts will be required as deposits for long-lead time equipment. To date such contracts entered into which will require 2008 payments of $18 million. As additional contracts are completed, depending on the terms and conditions negotiated, funds needed for equipment deposits could increase in 2008.
  Consulting and other fees to advance the EIS and for other permitting activities - $4,200,000.
  Exploration expenditures related to a program to expand the mineralized material resource near the Rosemont deposit - $2,100,000.

Current cash reserves (including the Sumitomo loan facility) are expected to last into 2009. To the extent other contracts are negotiated for long lead time equipment that require deposits in 2008 which exceed the loan facility, additional funding would be required. The Company has commenced a process of discussions with various financial intermediaries with the objective to secure sufficient initial funding to cover expenditures through to the expected completion of the permitting process.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company may continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

At June 30, 2008, $185,060 of accounts receivable (December 31, 2007 - $195,674) is due from related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at June 30, 2008 is an amount of $91,346 (December 31, 2007 - $70,686) due from a company in which a director of the Company has a 25% interest. At June 30, 2008, $78,100 (December 31, 2007 - $64,000) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at the exchange value.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Critical Accounting Policies

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. The Company has financed its capital requirements by issuing common stock, notes payable and other equity securities. There is no certainty that the Company will be able to raise the funds sufficient to support its business plan.

The preparation of financial statements in conformity with Canadian GAAP requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and measurement uncertainty include the assessment of valuation impairment of the mineral properties and deferred development expenditures and the determination of the fair value of the stock based compensation charged to operations.

The Company follows the practice of capitalizing all costs directly related to acquisition, and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are written-off. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for deferred development expenditures represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

For stock based compensation (including stock options) and for the valuation of warrants issued by the Company, the Black-Scholes option pricing model is used to determine the fair value of the particular instrument. This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price. The Company relies on historical information as the basis for these assumptions.

The Company’s functional and reporting currency is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operation and deficit.

Changes in Accounting Policies including Initial Adoption

The Company adopted the provisions of the Canadian Institute of Chartered Accountants Handbook, Section 1400 – Going Concern, Section 3031 – Inventories, and Sections 3862 & 3863 – Financial Instruments – Disclosure and Presentation on January 1, 2008. Other than additional financial statement footnote disclosures, the adoption of these sections had no impact on the Company’s financial statements.

In addition to the above noted accounting policies, on the January 1, 2008 the Company also adopted the Canadian Institute of Chartered Accountants Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The Company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 88,590,061 issued and outstanding. From June 30, 2008 to the date of this report no options were granted or exercised.

Outlook

The Company is continuing work on public scoping meetings and looks forward to submitting all state and federal permit applications as we work with the USFS to prepare a draft EIS. In addition, we are working to finalize the silver-backed financing agreement with Silver Wheaton and identify the remaining financial components for the Rosemont Copper project. As well, we have commenced design engineering with our EPCM partners, and will continue to secure more orders for long lead equipment. In concert with these main objectives, we will continue on with our exploration work on the Rosemont property to expand the current open pit reserve and define new resources.

Controls and Procedures

Disclosure Controls

There has been no change in the Company’s disclosure controls during the three months ended June 30, 2008 that has materially affected, or is reasonable likely to materially affect, its controls over disclosures.

Internal Controls over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.